February 16, 2011

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Your Letter Dated February 2, 2011 Regarding

Jacobs Engineering Group Inc. (File No. 1-7463)

Definitive Proxy Statement on Schedule 14A

Dear Mr. Decker:

We acknowledge receipt of your comment letter and wish to confirm, based on a telephone conversation between a Jacobs representative and Edward M. Kelly, that we will submit our response to you no later than March 4, 2011.

We appreciate the accommodation, and please feel free to call me at (626) 578-6803 if you have any questions.

Very truly yours,

/s/ JOHN W. PROSSER, JR.

John W. Prosser, Jr.
Executive Vice President
Finance and Administration